SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K
                                  ANNUAL REPORT
                        Pursuant to Section 15(d) of the
                       Securities and Exchange Act of 1934

(Mark One):

[X]      ANNUAL REPORT  PURSUANT TO SECTION 15(d) OF THE  SECURITIES
         EXCHANGE ACT OF 1934

         For the fiscal year ended December 31, 2001
                                   -----------------


                            OR

[  ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934

         for the transition period from ________________ to _________________

                         Commission file number 1-14050

         A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

                              Lexmark Savings Plan

         B. Name of issuer of securities held pursuant to the Plan and the address of its principal executive office:

                           Lexmark International, Inc.
                            One Lexmark Centre Drive
                            740 West New Circle Road
                            Lexington, Kentucky 40550

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                                    LEXMARK SAVINGS PLAN




Date:  June 28, 2002                                By: /s/ Kurt M. Braun
       -------------                                -------------------------
                                                    Kurt M. Braun
                                                    Treasurer
                                                    Lexmark International, Inc.

                                    Form 11-K

                              Lexmark Savings Plan

                                December 31, 2001

                                    --------



                                                                          Pages
                                                                          -----



Report of Independent Accountants                                           1



Financial Statements:

         Statements of Net Assets Available for Plan Benefits
                  as of December 31, 2001 and 2000                          2

         Statement of Changes in Net Assets Available for Plan Benefits
                  for the year ended December 31, 2001                      3

         Notes to Financial Statements                                   4-14



Supplemental Schedule:

         Form 5500, Schedule H, Line 4i - Schedule of Assets Held
             for Investment Purposes as of December 31, 2001               15



Exhibit:

         Consent of Independent Accountants

REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator of the Lexmark Savings Plan


In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for benefits of the Lexmark Saving Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers LLP


Lexington, Kentucky
June 28, 2002

LEXMARK SAVINGS PLAN
Statements of Net Assets Available for Plan Benefits
December 31, 2001 and 2000
(In Thousands of Dollars)


                                                       2001                    2000
                                                 -----------------       -----------------
ASSETS

Investments                                             $ 387,703               $ 348,975

Other receivables                                             864                      17
                                                 -----------------       -----------------

                      Total assets                        388,567                 348,992
                                                 -----------------       -----------------

LIABILITIES

Other payables                                                300                     150
                                                 -----------------       -----------------

                     Total liabilities                        300                     150
                                                 -----------------       -----------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS                  $ 388,267               $ 348,842
                                                 =================       =================



The accompanying notes are an integral part of the financial statements.

LEXMARK SAVINGS PLAN
Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 2001
(In Thousands of Dollars)


                                                                                   2001
                                                                             -----------------
Investment income:
     Dividend and interest income                                                    $ 10,198
     Net appreciation in value of investments                                          22,881

Contributions:
     Employer                                                                           7,239
     Participants                                                                      23,302

Distributions to withdrawing participants                                             (24,039)

Administrative expenses                                                                  (156)
                                                                             -----------------

           Net increase                                                                39,425

NET ASSETS AVAILABLE FOR PLAN BENEFITS

     Beginning of year                                                                348,842
                                                                             -----------------

     End of year                                                                    $ 388,267
                                                                             =================



The accompanying notes are an integral part of the financial statements.

LEXMARK SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.   Plan Description:

     The Lexmark Savings Plan (the "Plan") is subject to the provisions of the Employee Retirement Security Act of 1974, as amended ("ERISA"). For information regarding the Plan's provisions, participants should refer to the Lexmark International, Inc. (the "Company") publication, "The Lexmark Employee Handbook," which is available to all participants.

      (a) Contributions
          -------------

          The Plan is funded by voluntary employee pre-tax contributions up to a maximum of 20% of total annual eligible compensation, and effective January 1, 2002, up to a maximum of 50% of such compensation. Also effective January 1, 2002, all employees who are eligible to make elective deferrals under the Plan and who have attained age 50 before the close of the Plan year ending December 31, 2002 and thereafter shall be eligible to make catch-up contributions up to $1,000. The contributions for a participant are made by payroll deductions and are determined each pay period by multiplying the participant selected contribution rate then in effect by his/her eligible compensation for such period.

          A participant can designate and change the proportions in which his/her pretax contributions, as well as ongoing account balances, are allocated among the Plan's active investment funds. The minimum allocation to each Fund is 1%.

          Effective January 1, 2000, the Company matches employee pretax contributions in an amount equal to 50% of up to the first 6% of the participant's compensation that the employee contributes per pay period. Matching contributions are invested in the same investment funds and in the same proportion as the allocation designated by the participant. However, the participant can elect to have all or a portion of matching contributions invested in the Lexmark Stock Fund, regardless of how the participant's pretax contributions are invested.

     (b)  Allocations to Participants
          ---------------------------

          Contributions to the Plan are allocated to the accounts of the participants on a biweekly basis. However, earnings of the Plan are allocated on a daily basis. The investment fund options provided by the Trustee are mutual funds that do not assign units for contributions and earnings allocation, except for the Lexmark Stock Fund.

LEXMARK SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.    Plan Description (continued):

      (c) Vesting
          -------

          Plan participants who first completed an hour of service prior to July 1, 1994 vest immediately in their contributions and matching contributions made on their behalf by the Company. Employees hired on or after July 1, 1994 and who were not participants in the Plan as of June 30, 1995 become fully vested in the employer matching contributions upon completing five years of continuous service or upon death, disability or attainment of normal retirement age as an employee, whichever occurs first. Effective December 31, 2001, participants become fully vested in the employer matching contributions upon completing three years of continuous service or upon death, disability or attainment of normal retirement age as an employee, whichever occurs first.

     (d)  Withdrawals
          -----------

          A participant who has attained age 59 1/2 may withdraw in cash part (minimum of $500) or all of his/her account balance provided that a participant make only one such withdrawal in any Plan year.

          Hardship withdrawals are available according to provisions of the Plan if approved by the Plan administrator but are limited to the value of the participant's contributions and the participant's immediate financial need. Earnings and matching contributions are not eligible for hardship withdrawals. After receipt of a hardship withdrawal, a participant is suspended for twelve months from making contributions to the Plan. Effective January 1, 2002, participants who receive a hardship withdrawal are prohibited from making contributions to the Plan for six months. In the case of a partial withdrawal made by a participant with an interest in more than one investment fund, the amount withdrawn from each of the participant's investment funds is in the same proportion as the value of his/her interest in each investment fund.

     (e)  Distributions
          -------------

          In the event of normal retirement or permanent disability, and provided the value of the participant's account is in excess of $5,000, the participant may elect one of two options or may defer either election to a later date. The two options available are (1) receive a lump sum distribution or (2) receive a specified number of annual installments, over a period of generally up to ten years.

          In the event that a participant dies before the balance of his/her account has been distributed, the remaining balance of his/her account shall be distributed to the participant's beneficiaries in a lump sum distribution.

LEXMARK SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.    Plan Description (continued):

      (e) Distributions (continued)
          ------------------------

          Upon termination of employment for any reason other than retirement, permanent disability, or death, and if the value of the participant's account is in excess of $5,000, the participant may elect one of two options or may defer either election to a later date. The two options available are (1) receive a lump sum distribution or (2) receive a specified number of annual installments, over a period of generally up to ten years.

          If upon a participant's normal retirement, permanent disability, death, or termination of employment and the value of the participant's account is not in excess of $5,000, such participant receives an immediate distribution.

          Distributions are generally cash distributions; however, a participant who is entitled to a distribution and who has investments in whole or in part in the Lexmark Stock Fund may elect, in writing, to have the value of his/her investment in the Lexmark Stock Fund distributed in whole shares of the Company's Class A common stock. Fractional shares are distributed in cash.

          Effective January 1, 2002, for purposes of determining the account balance for involuntary distributions of vested benefits of $5,000 or less the portion of the balance attributable to rollover contributions and allocable earnings will not be considered.

      (f) Participant Loans
          -----------------

          A Participant may borrow funds from his/her Plan account subject to the provisions of the Plan. A participant is eligible to have up to two outstanding loans at a given time and may borrow up to half the value of his/her Plan account (including any current loan balance), but no more than $50,000 less his/her highest outstanding loan balance during the preceding 12-month period. No loan will be made while any other loan is in default. An administrative fee is charged for the origination of the loan and is deducted from the participant's account in proportion to the funds held for investment. Loans are granted for a minimum term of one year, and thereafter in monthly increments up to a maximum of five years; however, the participant may pre-pay the loan at any time. Each loan bears a fixed rate of interest determined at the inception of the loan by the Plan administrator based upon comparable rates offered by commercial lending institutions. Payment of the loan is made through payroll deductions. Payments of principal and interest are allocated to the investment funds elected for current contributions. A participant may continue to contribute to the Plan while he/she has an outstanding loan balance, provided the loan is not in default.

LEXMARK SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.    Plan Description (continued):

     (g)  Forfeitures
          -----------

          Any portion of a participant's account balance in which the participant is not vested upon termination constitutes a forfeiture at the time the participant receives a distribution, unless the participant has no vested interest, in which case such forfeiture occurs at his/her termination of employment. Forfeitures occurring in the Plan year ended December 30, 2000 and prior Plan years are applied equally on a per participant basis to reduce administrative fees that would otherwise be assessed against the participants' accounts or may be utilized by the Plan administrator, if certain criteria are satisfied, to restore forfeited amounts of previously terminated employees returning to the Plan. Forfeitures occurring in the Plan years beginning after December 30, 2000 are applied equally on a per participant basis to reduce administrative fees that would otherwise be assessed against participants' accounts. Any remaining forfeitures during any Plan year are applied to the Company's matching contribution obligation. Forfeitures were $697,329 for the year ended December 31, 2001.

      (h) Exchanges
          ---------

          A participant may reallocate his/her account balance among the various investment options on a daily basis, however, there are certain restrictions that apply to participant exchanges. A participant may not transfer funds directly from the Fixed Income Fund to the Fidelity Retirement Government Money Market Fund or the Fidelity Freedom Income Fund because these are considered "competing" or similar, funds. Funds must first be transferred from the Fixed Income Fund to a "non-competing" fund for at least 90 days.

          With regard to the Lexmark Stock Fund and effective March 5, 1999, a participant may not exchange money into the Lexmark Stock Fund from the first day of the last month of each quarter until after that quarter's earnings results are announced (the "Window Period"). Effective January 1, 2000, a participant may not make more than one exchange in and one exchange out of the Lexmark Stock Fund during a calendar quarter. Effective February 21, 2002, a participant may make unlimited exchanges out and one exchange into the Lexmark Stock Fund per quarter except during Window Periods.

LEXMARK SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS


2.    Summary of Significant Accounting Policies:

      The following are significant accounting policies followed by the Plan:

      (a) Valuation of Investments
          ------------------------

          Mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end.

          Investments in guaranteed investment contracts (GICs) are stated at contract value, which represents deposits received and interest earned at guaranteed rates. The fair market value of these contracts approximates the contract value at December 31, 2001 and 2000. Fair market value is determined by discounting the contracts using current market rates. A penalty or adjustment may be imposed for early withdrawal or termination of certain GICs.

          The Plan enters into synthetic GIC arrangements which are investment contracts that simulate the performance of traditional GICs through the use of financial instruments. The synthetic GICs are comprised of interests in commingled trusts or individual fixed income securities which are held in trust for the Plan. The Plan then enters into a benefit responsive "wrapper" contract with a third-party such as a financial institution or an insurance company which guarantees the Plan a specific value and rate of return for the commingled trust security or securities held in trust. The underlying financial instruments held in trust and the wrapper contract are presented together in the financial statements at contract value. The contract value of the synthetic GICs approximates the fair market value (determined by discounting the contracts using current market rates) of the contracts at December 31, 2001 and 2000.

          In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133). SFAS No. 133 requires that an entity recognize all derivatives and measure those instruments at fair value. SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. Pursuant to SFAS No. 138, the Plan is required to adopt SFAS No. 133 effective January 1, 2001. Management has not yet been able to determine the impact of SFAS No. 133 on the Plan financial statements as a result of the inconsistency in accounting literature between SFAS No. 133, requiring derivatives to be measured at fair value, and the AICPA Audit and Accounting Guide on "Audits of Employee Benefit Plans" and Statement of Position 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans", requiring benefit responsive investment contracts (including synthetic GICs) to be measured at contract value. Until this discrepancy is resolved and the primary accounting guidance established, the impact that SFAS No. 133 will have on the Plan financial statements is uncertain.

          The Lexmark Class A common stock is stated at fair market value as quoted by the New York Stock Exchange.

LEXMARK SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS


2.    Summary of Significant Accounting Policies (continued):

      (a) Valuation of Investments (continued)
          ------------------------------------

          Participant loans, short-term investments and cash are stated at cost, which approximates fair market value.

          Fair market value of investments, as quoted, is based on various factors including the current interest rate environment and the general strength of the economy. Changes in the fair market value could significantly affect the Plan's net assets available for plan benefits.

      (b) Net Appreciation/(Depreciation)
          -------------------------------

          The Plan presents in the Statement of Changes in Net Assets Available for Plan Benefits the net appreciation/(depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

      (c) Distributions to Withdrawing Participants
          -----------------------------------------

          Distributions to withdrawing participants are recorded when paid.

      (d) Use of Estimates
          ----------------

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the respective dates of the financial statements and the changes in net assets available for Plan benefits during the respective reporting periods. Actual results could differ from those estimates.

LEXMARK SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

 3.   Investments:
      (in thousands of dollars (except shares))

      The investments that represent 5% or more of the Plan's net assets at December 31, 2001 and 2000 are as follows:

                                                                                              2001            2000
                                                                                          -------------    ------------
      Investments at Fair Market Value:
      Lexmark Class A common stock (2,132,390 and 2,574,260 shares, respectively)            $ 125,811 *      $114,072 *

      Fidelity Management and Research Company
           Equity-Income Fund (814,780 and 768,168 shares, respectively)                        39,737          41,043
           Spartan U.S. Equity Index Fund (568,272 and 481,073 shares, respectively)            23,094          22,519
           Contrafund (402,558 shares in 2000)                                                       -          19,794
           Low Priced Stock Fund (1,088,647 and 832,654 shares, respectively)                   29,851          19,251

      Other investments at fair market value (less than 5% of net assets)                       93,551          70,810
                                                        -                                 -------------    ------------
           Total Investments at Fair Market Value                                              312,044         287,489
                                                                                          -------------    ------------
      Investments at Contract Value:

      TransAmerica Life Insurance & Annuity Company
           Synthetic GIC including Wellington Separate Account and
           Wrap Agreement Contract #76969 at 5.5% and 6.4%, respectively.
           Wrapper fair market value of ($350) and $1,072, respectively.                        24,545          19,622

      Investments at Contract Value (less than 5% of net assets)                                51,114          41,864
                                                                                          -------------    ------------
           Total Investments at Contract Value                                                  76,659          61,486
                                                                                          -------------    ------------

      Total Investments                                                                     $  387,703        $348,975
                                                                                          =============    ============

*  A portion of which is nonparticipant-directed


 For the year ended December 31, 2001, the Plan's investments (including investments bought, sold and held during the year) appreciated in value as follows:

                                                                                            2001
                                                                                      -----------------

      Lexmark Class A common stock                                                           $ 34,316
      Mutual funds                                                                            (11,435)
                                                                                    -----------------

      Net appreciation in fair market value of investments                                   $ 22,881
                                                                                    =================


LEXMARK SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

3.    Investments (continued)


      The crediting interest rates as of December 31, 2001 and 2000 and the average yields for the years then ended for each guaranteed investment contract and synthetic guaranteed investment contract are as follows:

                                                                                                      Average Yield
                                                                                                    2001         2000
                                                                                                  ----------   ---------

      Guaranteed Investment Contracts

      Participation in Group Annuity Contract #51508 with Transamerica Life
         Insurance Company and crediting rate of 6.1% as of December 31, 2001
         and 2000.                                                                                     6.1%        6.1%

      Principal Life Placement Contract #4-40184 with Principal Financial Group
         and crediting rate of 6.8% as of December 31, 2001 and 2000.                                  6.8%        6.8%

      Monumental Placement Contract #ADA00558FR with Monumental Life Insurance Company and
         crediting rating of 5.9% as of December 31, 2000.                                             -            5.9%

      New York Life Placement Contract #30034 with New York Life Insurance Company and
         crediting rating of 7.4% as of December 31, 2000.                                             -           7.4%

      Synthetic Guaranteed Investment Contracts

      Synthetic GIC including Wellington Separate Account and Wrap Agreement Contract #76969 with
         Transamerica Life with evergreen maturities and crediting rate of 5.5% and 6.4% as of
         December 31, 2001 and 2000,respectively.  Wrapper fair market value is ($350).                6.3%        6.3%

      Synthetic GIC including INVESCO Group Trust and Wrap Agreement Contract #01-205 with Bank of America with evergreen maturities and a crediting rating of 5.9% as of December 31,
         2001.  Wrapper fair market value is $256.                                                     5.9%        -

      Synthetic GIC including INVESCO Group Trust and Wrap Agreement Contract #5099 with UBS AG with evergreen maturities and a crediting rating of 5.4% as of December 31, 2001.
         Wrapper fair market value is $25.                                                             5.3%        -

      Synthetic GIC including INVESCO Separate Account and Wrap Agreement Contract #1806-01 with
         Caisse des Depots with evergreen maturities and crediting rate of 4.8% as of December
         31, 2001.  Wrapper fair market value is $43.                                                  4.4%        -

      Synthetic GIC including INVESCO Separate Account and Wrap Agreement Contract #ALEX-T with
         JPMorgan Chase Bank with evergreen maturities and crediting rate of 5.4% as of December
         31, 2001.  Wrapper fair market value is $73.                                                  5.0%        -

      Synthetic GIC including INVESCO Separate Account and Wrap Agreement Contract #101068 with
         State Street Bank with evergreen maturities and crediting rate of 5.8% as of December
         31, 2001.  Wrapper fair market value is $351.                                                 5.7%        -


      Synthetic GIC including UAM Dwight Target 2 Fund and Wrap Agreement Contract #MDA00015TR
         with Monumental Life with evergreen maturities and crediting rate of 6.6% as of December
         31, 2000.                                                                                     -           6.4%

      Synthetic GIC including UAM Dwight Target 2 Fund, UAM Dwight Target 5 Fund and Wrap Agreement
         Contract #97037 with State Street Bank with evergreen maturities and crediting rate of 5.9%
         as of December 31, 2000                                                                       -           5.6%



LEXMARK SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

4.   Nonparticipant-Directed Investments:

     Due to the Company directed allocation and non-transferability of the business results matching contribution, the Lexmark Stock Fund was a nonparticipant-directed investment through February 21, 2002. Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is shown in thousands of dollars in the following tables:

      NET ASSETS:
      December 31, 2001 and 2000

<                                                                                       2001                 2000
                                                                                 -----------------    -----------------
      Assets
           Investments, at fair market value:
                Common trust funds                                                          1,067                3,205

                Lexmark Class A common stock                                              125,811              114,072
                                                                                 -----------------   -----------------
                      Total investments                                                   126,878              117,277

           Other receivables                                                                  865                   17
                                                                                 ----------------    -----------------
                      Total assets                                                        127,743              117,294
                                                                                 -----------------    -----------------

      Liabilities
           Other payables                                                                     244                  142
                                                                                 ----------------    -----------------
                      Total liabilities                                                       244                  142
                                                                                 ----------------    -----------------

      Net assets                                                                        $ 127,499            $ 117,152
                                                                                 ================     ================

LEXMARK SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

4.    Nonparticipant-Directed Investments (continued):

      CHANGES IN NET ASSETS:
      for the year ended December 31, 2001

                                                                                          2001
                                                                                    -----------------
      Investment income:
           Dividend and interest income                                                      $   256
           Net appreciation in value of investments                                           34,316

      Contributions:
           Employer                                                                            1,786
           Participants                                                                        5,271

      Participant loan activity:
           Participant loans                                                                  (1,175)
           Participant loan payments                                                             825

      Distributions to withdrawing participants                                               (6,968)
      Interfund transfers to participant-directed funds                                      (23,952)
      Administrative expenses                                                                    (12)
                                                                                    -----------------

      Net increase in net assets                                                            $ 10,347
                                                                                    =================


5.   Administrative Expenses:

     Expenses for administration of the Plan are paid jointly by participants and the Company. Participants pay an annual participant fee (on a quarterly basis); operating and management fees of the investment funds; and any applicable loan, distribution and withdrawal fees. All other fees are paid by forfeitures, to the extent available, and thereafter by the Company. Certain administrative services are provided at no cost to the Plan by the Company.

6.   Income Tax Status:

     The Plan qualifies within the meaning of Section 401(a) and 401(k) of the Internal Revenue Code of 1986, (the "Code"), as amended, and the trust is exempt from tax under Section 501(a) of the Code. The Plan has received a favorable determination letter from the Internal Revenue Service dated February 7, 2001, stating that the Plan and related trust are in compliance with the applicable requirements of the Code. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the code.

     Participants will not be subject to income tax withholding for deferred compensation, unless required by state or local authority.

LEXMARK SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

6.   Income Tax Status (continued):

     A participant will not be subject to federal income tax on employer contributions made to a participant's account, or on income accruing to the account, until distribution or withdrawal of the account, in whole or in part.

7.   Plan Termination:

     The Company has the right under the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, participants will become 100% vested in their accounts and the Plan assets will be distributed in accordance with the provisions of the Plan.

8.   Concentration of Credit Risk:

     Plan assets are invested in various financial instruments that contain some degree of credit risk. There is a concentration of credit risk as 33% and 35% of Plan assets are invested in Lexmark Class A common stock as of December 31, 2001 and 2000, respectively.

9.   Investment Risk:

     The Plan provides for various investment options in a number of mutual and commingled funds which invest in stocks, bonds, and other investment securities. Certain investment securities are exposed to risks such as changes in interest rates, fluctuations in market conditions and credit risk. The level of risk associated with certain investment securities and uncertainty related to changes in value of these securities could materially affect participant account balances and amounts reported in the financial statements and accompanying notes.

                              SUPPLEMENTAL SCHEDULE

LEXMARK SAVINGS PLAN
PLAN #002 EIN #06-1308215
Form 5500, Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes December 31, 2001

                                                                                        Par or
                                                                                     Maturity Value/
          Identity of Issuer, Borrower,                                                Number of                       Current
             Lessor or Similar Party               Description of Investment            Shares            Cost**        Value
    -------------------------------------------   ------------------------------    --------------   -------------- --------------
    -------------------------------------------   ------------------------------    --------------   -------------- --------------

*   Fidelity Management and Research Co.          Lexmark Stock Fund                     2,132,390    $ 96,481,247  $ 125,811,010
*   Fidelity Management and Research Co.          Contrafund                               414,223                     17,716,334
*   Fidelity Management and Research Co.          Equity-Income Fund                       814,780                     39,736,823
*   Fidelity Management and Research Co.          Growth & Income Portfolio                454,637                     16,994,313
*   Fidelity Management and Research Co.          Low-Priced Stock Fund                  1,088,647                     29,850,701
*   Fidelity Management and Research Co.          Diversified International Fund           540,813                     10,318,707
*   Fidelity Management and Research Co.          Freedom Income Fund                       75,723                        827,653
*   Fidelity Management and Research Co.          Freedom 2000 Fund                        432,493                      4,982,319
*   Fidelity Management and Research Co.          Freedom 2010 Fund                        364,772                      4,599,774
*   Fidelity Management and Research Co.          Freedom 2020 Fund                        396,025                      4,981,997
*   Fidelity Management and Research Co.          Freedom 2030 Fund                        439,867                      5,524,724
*   Fidelity Management and Research Co.          Freedom 2040 Fund                         11,220                         82,913
*   Fidelity Management and Research Co.          Retirement Govt. Money
                                                    Market Portfolio                     8,915,304                      8,915,304
*   Fidelity Management and Research Co.          Spartan U.S. Equity
                                                    Index Fund                             568,272                     23,094,572
*   Fidelity Management and Research Co.          PIMCO Total Return Fund Inst             555,116                      5,806,514
*   Fidelity Management and Research Co.          PIMCO High Yield Fund Inst                38,906                        364,162
*   Fidelity Management and Research Co.          Franklin Small Cap Growth Fund            82,768                      2,579,883
*   Participant Loans                             Participant Loans at Prime
                                                    plus 1.25%                           6,577,671                      6,577,671
    Principal Financial Group                     Principal Life Placement
                                                    Contract #4-40184 at 6.8%
                                                    with maturity on December
                                                    15, 2002.                          $ 3,582,366                      3,582,366
    TransAmerica Life Insurance & Annuity Co.     Participation in Group Annuity
                                                    Contract #51508 at 6.1% with
                                                    maturity on June 17, 2002          $ 4,997,428                      4,997,428
                                                  Synthetic GIC comprised of
                                                    INVESCO Group Trust and Wrap
    Bank of America                                 Agreement Contract #01-205
                                                    at 5.9%. Wrapper fair market
                                                    value of $256 thousand.            $10,580,080                     10,580,080
    UBS AG                                        Synthetic GIC comprised of
                                                    INVESCO Group Trust and Wrap
                                                    Agreement Contract #5099 at
                                                    5.4%. Wrapper market value
                                                    of $25 thousand.                   $ 2,049,812                      2,049,812
    Caisse des Depots (CDC)                       Synthetic GIC comprised of
                                                    INVESCO Separate Account and
                                                    Wrap Agreement Contract #1806-01
                                                    at 4.8%. Wrapper fair market
                                                    value of $43 thousand.             $12,005,452                     12,005,452
    State Street Bank & Trust Company             Synthetic GIC comprised of
                                                    INVESCO Separate Account and
                                                    Wrap Agreement Contract
                                                    #101068 at 5.8%. Wrapper fair
                                                    market value of $351 thousand.     $11,760,678                     11,760,678
    JPMorgan Chase Bank                           Synthetic GIC comprised of
                                                    INVESCO Separate Account and
                                                    Wrap Agreement Contract #ALEX-T
                                                    at 5.4%. Wrapper fair market
                                                    value of $73 thousand.              $6,137,913                      6,137,913
    TransAmerica Life Insurance & Annuity Co.     Synthetic GIC comprised of
                                                    Wellington Separate Account
                                                    and Wrap Agreement Contract
                                                    #76969 at 5.5%. Wrapper fair
                                                    market value of ($350)thousand.    $24,544,661                     24,544,661
*   Fidelity Management and Research Co.          Short-Term Interest Bearing Funds    $ 3,279,098                      3,279,097
                                                                                                                  ---------------

                                                                                                                    $ 387,702,861
                                                                                                                  ===============

*Party-in-interest  to the Plan.
**Cost for  participant  directed funds are not required per Department of Labor 29CFR 2520.103-10.

<